Filed Pursuant to Rule 424(b)(2)

Registration No. 333-257113

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated May 27, 2022

Pricing Supplement dated           , 2022

(To Stock-Linked Underlying Supplement dated September 2, 2021,

Prospectus Supplement dated September 2, 2021, and Prospectus dated September 2, 2021)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$           Contingent Coupon Autocallable Barrier Notes with Memory Coupon Feature Linked to the
Common Stock of Tesla, Inc. due August 31, 2023

•	The Contingent Coupon Autocallable Barrier Notes with Memory Coupon Feature (the “notes”) will provide quarterly Contingent Coupon Payments of $64.20 per $1,000 principal amount (or 6.42% of the principal amount, equivalent to 25.68% per annum), as well as any previously unpaid Contingent Coupon Payments with respect to prior Coupon Determination Dates as described in the paragraph below, until the earlier of maturity or automatic call if, and only if, the Closing Price of the Reference Stock on the applicable quarterly Coupon Determination Date is greater than or equal to the Coupon Barrier Price (50% of the Initial Price).
•	If a Contingent Coupon Payment is not payable on a Coupon Payment Date because the Closing Price of the Reference Stock on the relevant Coupon Determination Date is less than its Coupon Barrier Price, such Contingent Coupon Payment will become payable on a later Coupon Payment Date if,and only if, the Closing Price of the Reference Stock on such later Coupon Determination Date is greater than or equal to its Coupon Barrier Price. For the avoidance of doubt, once a previously unpaid Contingent Coupon Payment has been paid on a later Coupon Payment Date, it will not be paid again on any subsequent Coupon Payment Date.
•	If the Closing Price of the Reference Stock on any quarterly Call Observation Date is greater than or equal to the Call Price (100% of the Initial Price), we will automatically call the notes and pay you on the applicable Call Payment Date the principal amount plus the applicable Contingent Coupon Payment, as well as any previously unpaid Contingent Coupon Payments with respect to prior Coupon Determination Dates. No further amounts will be owed to you.
•	If the notes have not been previously called, the Payment at Maturity will depend on the Closing Price of the Reference Stock on the Final Valuation Date (the “Final Price”) and will be calculated as follows:
a.	If the Final Price is greater than or equal to the Principal Barrier Price (50% of the Initial Price): the sum of (i) the principal amount, (ii) the final Contingent Coupon Payment, and (iii) any previously unpaid Contingent Coupon Payments.
b.	If the Final Price is less than the Principal Barrier Price: (i) the principal amount plus (ii) the product of the principal amount multiplied by the Percentage Change of the Reference Stock. In this case, you will lose some or all of the principal amount at maturity. Even with any Contingent Coupon Payments, the return on the notes could be negative.
•	The notes will not be listed on any securities exchange.
•	The notes will be issued in minimum denomination of $1,000 and integral multiples of $1,000 in excess thereof.

The notes are unsecured obligations of the Bank and any payments on the notes are subject to the credit risk of the Bank. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable debt securities (as defined on page 6 of the prospectus).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying underlying supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Additional Risk Factors” beginning on page PS-8 of this pricing supplement, and “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

	Price to Public (Initial Issue Price)	Underwriting Discount(1)	Proceeds to Issuer
Per Note	$1,000.00	$0.00	$1,000.00
Total	$	$	$

(1)CIBC World Markets Corp. (“CIBCWM”), acting as agent for the Bank, will not receive any commission in connection with the distribution of the notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-16 of this pricing supplement.

The initial estimated value of the notes on the Trade Date as determined by the Bank is expected to be $973.10 per $1,000 principal amount of the notes, which is less than the price to public. See “The Bank’s Estimated Value of the Notes” in this pricing supplement. We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about June 1, 2022 against payment in immediately available funds.

CIBC Capital Markets

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated September 2, 2021 (the “prospectus”), the prospectus supplement dated September 2, 2021 (the “prospectus supplement”) and the Stock-Linked Underlying Supplement dated September 2, 2021 (the “underlying supplement”). Information in this pricing supplement supersedes information in the underlying supplement, the prospectus supplement and the prospectus to the extent it is different from that information. Certain terms used but not defined herein will have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus, and in the documents referred to in those documents and which are made available to the public. We, CIBCWM and our other affiliates have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We and CIBCWM are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying underlying supplement, the prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying underlying supplement, the prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us or CIBCWM, to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•	Underlying Supplement dated September 2, 2021: https://www.sec.gov/Archives/edgar/data/1045520/000110465921112449/tm2123981d22_424b5.htm

•	Prospectus Supplement dated September 2, 2021: https://www.sec.gov/Archives/edgar/data/1045520/000110465921112440/tm2123981d29_424b5.htm

•	Prospectus dated September 2, 2021: https://www.sec.gov/Archives/edgar/data/1045520/000110465921112558/tm2123981d24_424b3.htm

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplement, the prospectus supplement and the prospectus. See “Additional Terms of the Notes” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce

Reference Asset:	The common stock of Tesla, Inc. (Bloomberg ticker: TSLA) (the “Reference Stock”)

Principal Amount:	$1,000 per note

Aggregate Principal Amount:	$

Term:	Approximately 15 months, unless previously called

Strike Date:	May 26, 2022

Trade Date:	Expected to be May 27, 2022

Original Issue Date:	Expected to be June 1, 2022 (to be determined on the Trade Date and expected to be the second scheduled Business Day after the Trade Date)

Final Valuation Date:	Expected to be August 28, 2023, subject to postponement as described under “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Is a Single Reference Stock” in the underlying supplement.

Maturity Date:	Expected to be August 31, 2023. The Maturity Date is subject to the Call Feature and may be postponed as described under “Certain Terms of the Notes—Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the underlying supplement.

Contingent Coupon Payment:

On each Coupon Payment Date, you will receive a Contingent Coupon Payment of $64.20 per $1,000 principal amount (or 6.42% of the principal amount, equivalent to 25.68% per annum), as well as any previously unpaid Contingent Coupon Payments with respect to prior Coupon Determination Dates,  if, and only if, the Closing Price of the Reference Stock on the related Coupon Determination Date is greater than or equal to the Coupon Barrier Price.

If the Closing Price of the Reference Stock on any Coupon Determination Date is less than the Coupon Barrier Price, you will not receive any Contingent Coupon Payment on the related Coupon Payment Date. However, such Contingent Coupon Payment will be payable on a later Coupon Payment Date if,and only if, the Closing Price of the Reference Stock on such later Coupon Determination Date is greater than or equal to its Coupon Barrier Price.  For the avoidance of doubt, once a previously unpaid Contingent Coupon Payment has been paid on a later Coupon Payment Date, it will not be paid again on any subsequent Coupon Payment Date.

If the Closing Price of the Reference Stock is less than the Coupon Barrier Price on each quarterly Coupon Determination Date, you will not receive any Contingent Coupon Payments over the term of the notes.

Coupon Barrier Price:	$353.87, which is 50% of the Initial Price (rounded to two decimal places).

Coupon Determination Dates and Coupon Payment Dates:	Quarterly. Each expected Coupon Determination Date and the corresponding Coupon Payment Date are as set forth below:

	Coupon Determination Dates*	Coupon Payment Dates**
1	August 26, 2022	August 31, 2022
2	November 28, 2022	December 1, 2022
3	February 27, 2023	March 2, 2023
4	May 26, 2023	June 1, 2023
5	August 28, 2023 (the Final Valuation Date)	August 31, 2023 (the Maturity Date)

*Each Coupon Determination Date is subject to postponement as described under “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Is a Single Reference Stock” in the underlying supplement.

**Each Coupon Payment Date is subject to postponement as described under “Certain Terms of the Notes—Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the underlying supplement.

Call Feature:

If the Closing Price of the Reference Stock on any quarterly Call Observation Date is greater than or equal to the Call Price, we will automatically call all the notes, and pay you on the applicable Call Payment Date the principal amount plus the applicable Contingent Coupon Payment otherwise due for that Call Observation Date, as well as any previously unpaid Contingent Coupon Payments with respect to prior Coupon Determination Dates.

If the notes are automatically called, they will cease to be outstanding on the related Call Payment Date, and no further payments will be made on the notes. You will not receive any notice from us if the notes are automatically called.

Call Price:	100% of the Initial Price.

Call Observation Dates:	Quarterly. Expected to be the Coupon Determination Dates beginning on August 26, 2022 and ending on May 26, 2023, each subject to postponement as described under “Certain Terms of the Notes— Valuation Dates—For Notes Where the Reference Asset Is a Single Reference Stock” in the underlying supplement.

Call Payment Dates:	Each Coupon Payment Date corresponding to a Call Observation Date.

Payment at Maturity:

If the notes have not been previously called, for each note,the Payment at Maturity will be based on the Final Price and will be calculated as follows:

•         If the Final Price is greater than or equal to the Principal Barrier Price:

Principal Amount + Final Contingent Coupon Payment+ Any Previously Unpaid Contingent Coupon Payments

•         If the Final Price is less than the Principal Barrier Price:

Principal Amount + (Principal Amount × Percentage Change of the Reference Stock)

In this case, you will lose some or all of the principal amount at maturity. Even with any Contingent Coupon Payments, the return on the notes could be negative.

Percentage Change:	The “Percentage Change”, expressed as a percentage, is calculated as follows: Final Price – Initial Price Initial Price

Principal Barrier Price:	$353.87, which is 50% of the Initial Price (rounded to two decimal places).

Initial Price:	$707.73, which was the Closing Price of the Reference Stock on the Strike Date, subject to adjustment as described under “Certain Terms of the Notes—Anti-Dilution Adjustments” in the underlying supplement.

Final Price:	The Closing Price of the Reference Stock on the Final Valuation Date.

Calculation Agent:	Canadian Imperial Bank of Commerce.

CUSIP/ISIN:	13607X7M3 / US13607X7M31

Fees and Expenses:	The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes.

The Trade Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

HYPOTHETICAL PAYMENT AT MATURITY

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Closing Price of the Reference Stock relative to the Initial Price. We cannot predict the Closing Price of the Reference Stock on any Coupon Determination Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Stock or return on the notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the notes for a hypothetical range of Percentage Changes of the Reference Stock from -100% to +100%. The following results are based solely on the assumptions outlined below. The “Hypothetical Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 principal amount to $1,000. The potential returns described below assume that the notes have not been automatically called prior to maturity and are held to maturity, and that all Contingent Coupon Payments with respect to the Coupon Determination Dates prior to the Final Valuation Date have been paid prior to maturity. The following table and examples assume the following:

Principal Amount:            $1,000

Contingent Coupon Payment:             $64.20 (or 6.42% of the principal amount, equivalent to 25.68% per annum)

Hypothetical Initial Price of the Reference Stock:             $100

Hypothetical Principal Barrier Price of the Reference Stock:             $50 (50% of the Initial Price)

Hypothetical Final Price	Hypothetical Percentage Change of the Reference Stock	Hypothetical Payment at Maturity	Hypothetical Return on the Notes (Excluding Any Contingent Coupon Payments Prior to Maturity and Assuming All Previous Contingent Coupon Payments Have Been Paid Prior to Maturity)
$200.00	100.00%	$1,064.20(1)	6.42%
$175.00	75.00%	$1,064.20	6.42%
$150.00	50.00%	$1,064.20	6.42%
$125.00	25.00%	$1,064.20	6.42%
$100.00(2)	0.00%	$1,064.20	6.42%
$90.00	-10.00%	$1,064.20	6.42%
$80.00	-20.00%	$1,064.20	6.42%
$50.00(3)	-50.00%	$1,064.20	6.42%
$49.00	-51.00%	$490.00	-51.00%
$25.00	-75.00%	$250.00	-75.00%
$10.00	-90.00%	$100.00	-90.00%
$0.00	-100.00%	$0.00	-100.00%

(1)	Assuming all Contingent Coupon Payments with respect to the Coupon Determination Dates prior to the Final Valuation Date have been paid prior to maturity, the Payment at Maturity will not exceed the principal amount plus the final Contingent Coupon Payment.
(2)	The hypothetical Initial Price of $100 used in these examples has been chosen for illustrative purposes only. The actual Initial Price of the Reference Stock is set forth on page PS-4 of this pricing supplement.
(3)	This is the hypothetical Principal Barrier Price.

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the notes, assuming that all Contingent Coupon Payments with respect to the Coupon Determination Dates prior to the Final Valuation Date have been paid, and the notes have not been automatically called prior to maturity and are held to maturity.

Example 1: The Percentage Change Is 50.00%.

Because the Final Price is greater than or equal to the Principal Barrier Price, the Payment at Maturity would be $1,064.20 per $1,000 principal amount, calculated as follows:

$1,000 + Final Contingent Coupon Payment

= $1,000 + ($1,000 × 6.42%)

= $1,064.20

Example 1 shows that, assuming all Contingent Coupon Payments with respect to the Coupon Determination Dates prior to the Final Valuation Date have been paid prior to maturity, the Payment at Maturity will be fixed at the principal amount plus the final Contingent Coupon Payment when the Final Price is at or above the Principal Barrier Price, regardless of the extent to which the price of the Reference Stock increases.

Example 2: The Percentage Change Is -20.00%.

Because the Final Price is greater than or equal to the Principal Barrier Price, the Payment at Maturity would be $1,064.20 per $1,000 principal amount, calculated as follows:

$1,000 + Final Contingent Coupon Payment

= $1,000 + ($1,000 × 6.42%)

= $1,064.20

Example 2 shows that, assuming all Contingent Coupon Payments with respect to the Coupon Determination Dates prior to the Final Valuation Date have been paid prior to maturity, the Payment at Maturity will equal the principal amount plus the final Contingent Coupon Payment when the Final Price is at or above the Principal Barrier Price, although the price of the Reference Stock has decreased moderately.

Example 3: The Percentage Change Is -75.00%.

Because the Final Price is less than the Principal Barrier Price, the Payment at Maturity would be $250.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × Percentage Change)

= $1,000 + ($1,000 × -75.00%)

= $250.00

Example 3 shows that you are exposed on a 1-to-1 basis to any decrease in the price of the Reference Stock from the Initial Price if the Final Price is less than the Principal Barrier Price. You may lose up to 100% of your principal amount at maturity. Even with any Contingent Coupon Payments, the return on the notes could be negative.

These examples illustrate that you will not participate in any appreciation of the Reference Stock, but will be fully exposed to a decrease in the Reference Stock if the notes are not called and the Final Price is less than the Principal Barrier Price.

INVESTOR CONSIDERATIONS

The notes are not appropriate for all investors. The notes may be an appropriate investment for you if:

•	You believe that the Closing Price of the Reference Stock will be at or above the Coupon Barrier Price on most or all of the Coupon Determination Dates, and the Final Price will be at or above the Principal Barrier Price.
•	You seek an investment with quarterly Contingent Coupon Payments of $64.20 per $1,000 principal amount (or 6.42% of the principal amount, equivalent to 25.68% per annum) until the earlier of maturity or automatic call, if, and only if, the Closing Price of the Reference Stock on the applicable Coupon Determination Date is greater than or equal to the Coupon Barrier Price.
•	You are willing to lose a substantial portion or all of the principal amount of the notes if the notes are not called and the Final Price is less than the Principal Barrier Price.
•	You are willing to accept the risk that you may not receive any Contingent Coupon Payments on most or all of the Coupon Payment Dates and may lose up to 100% of the principal amount of the notes at maturity.
•	You are willing to invest in the notes based on the fact that your maximum potential return is the sum of any Contingent Coupon Payments payable on the notes.
•	You are willing to forgo participation in any appreciation of the Reference Stock.
•	You understand that the notes may be automatically called prior to maturity and that the term of the notes may be as short as approximately three months, or you are otherwise willing to hold the notes to maturity.
•	You do not seek certainty of current income over the term of the notes.
•	You are willing to forgo dividends or other distributions paid on the Reference Stock.
•	You do not seek an investment for which there will be an active secondary market.
•	You are willing to assume the credit risk of the Bank for any payments under the notes.

The notes may not be an appropriate investment for you if:

•	You believe that the Closing Price of the Reference Stock will be below the Coupon Barrier Price on most or all of the Coupon Determination Dates, and the Final Price will be below the Principal Barrier Price.
•	You believe that the Contingent Coupon Payments, if any, will not provide you with your desired return.
•	You are unwilling to lose a substantial portion or all of the principal amount of the notes if the notes are not called and the Final Price is less than the Principal Barrier Price.
•	You are unwilling to accept the risk that you may not receive any Contingent Coupon Payments on most or all of the Coupon Payment Dates and may lose up to 100% of the principal amount of the notes at maturity.
•	You seek full payment of the principal amount of the notes at maturity.
•	You seek an uncapped return on your investment.
•	You seek exposure to the upside performance of the Reference Stock.
•	You are unable or unwilling to hold the notes that may be automatically called prior to maturity, or you are otherwise unable or unwilling to hold the notes to maturity.
•	You seek certainty of current income over the term of the notes.
•	You want to receive dividends or other distributions paid on the Reference Stock.
•	You seek an investment for which there will be an active secondary market.
•	You are not willing to assume the credit risk of the Bank for any payments under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review ‘‘Additional Risk Factors’’ below for risks related to the notes.

ADDITIONAL RISK FACTORS

An investment in the notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus.

Structure Risks

If the notes are not called, you may lose all or a substantial portion of the principal amount of your notes.

The notes do not guarantee any return of principal. The repayment of any principal on the notes at maturity depends on the Final Price. The Bank will only repay you the full principal amount of your notes if the Final Price is equal to or greater than the Principal Barrier Price. If the Final Price is less than the Principal Barrier Price, you will lose 1% of the principal amount for each percentage point that the Final Price is less than the Initial Price. You may lose a substantial portion or all of the principal amount. Even with any Contingent Coupon Payments, the return on the notes could be negative.

The automatic Call Feature limits your potential return.

If the notes are called, the payment on the notes on any Call Payment Date is limited to the principal amount plus the applicable Contingent Coupon Payment. In addition, if the notes are called, which may occur as early as the first Coupon Determination Date, the amount of coupon payable on the notes will be less than the full amount of coupon that would have been payable if the notes had not been called prior to maturity. If the notes are automatically called, you will lose the opportunity to continue to receive the Contingent Coupon Payments from the relevant Call Payment Date to the scheduled Maturity Date, and the total return on the notes could be minimal. Because of the automatic Call Feature, the term of your investment in the notes may be limited to a period that is shorter than the original term of the notes and may be as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

The notes do not provide for fixed payments of interest and you may receive no Contingent Coupon Payments on most or all of the Coupon Payment Dates.

On each Coupon Payment Date, you will receive a Contingent Coupon Payment if, and only if, the Closing Price of the Reference Stock on the related Coupon Determination Date is greater than or equal to the Coupon Barrier Price. Although the notes have a memory coupon feature, if the Closing Price of the Reference Stock is less than the Coupon Barrier Price on each Coupon Determination Date over the term of the notes, you will not receive any Contingent Coupon Payments over the entire term of the notes, and you will not receive a positive return on your notes. Generally, this non-payment of the Contingent Coupon Payment coincides with a period of greater risk of principal loss on your notes. Even if all of the Contingent Coupon Payments are paid during the term of the notes, the payments may be at irregular intervals, and a significant portion of the term of the notes may pass without any payments being made.

You will not participate in any appreciation of the Reference Stock and your return on the notes will be limited to the Contingent Coupon Payments paid on the notes, if any.

The Payment at Maturity will not exceed the sum of the principal amount, the final Contingent Coupon Payment and any previously unpaid Contingent Coupon Payments, and any positive return you receive on the notes will be composed solely of the sum of any Contingent Coupon Payments received prior to and at maturity. You will not participate in any appreciation of the Reference Stock. Therefore, if the appreciation of the Reference Stock exceeds the sum of the Contingent Coupon Payments paid to you, if any, the notes will underperform an investment in securities linked to the Reference Stock providing full participation in the appreciation. Accordingly, the return on the notes may be less than the return would be if you made an investment in securities directly linked to the positive performance of the Reference Stock.

Higher Contingent Coupon Payment or lower Principal Barrier Price are generally associated with Reference Stock with greater expected volatility and therefore can indicate a greater risk of loss.

“Volatility” refers to the frequency and magnitude of changes in the price of the Reference Stock. The greater the expected volatility with respect to the Reference Stock on the Trade Date, the higher the expectation as of the Trade Date that the price of the Reference Stock could close below the Principal Barrier Price on the Final Valuation Date, indicating a higher expected risk of loss on the notes. This greater expected risk will generally be reflected in a higher Contingent Coupon Payment than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Coupon Barrier Price or a higher Contingent Coupon Payment) than for similar securities linked to the performance of the Reference Stock with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Contingent Coupon Payment may indicate an increased risk of loss. Further, a relatively lower Principal Barrier Price may not necessarily indicate that the notes have a greater likelihood of a repayment of principal at maturity. The volatility of the Reference Stock can change significantly over the term of the notes. The price of the Reference Stock for your notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Reference Stock and the potential to lose some or all of your principal at maturity.

The payments on the notes are not linked to the price of the Reference Stock at any time other than the Coupon Determination Dates.

The payments on the notes will be based on the Closing Price of the Reference Stock on the Coupon Determination Dates. Therefore, for example, if the Closing Price of the Reference Stock declined as of a Coupon Determination Date below the Initial Price or the Coupon Barrier Price, as applicable, the notes will not be called and the relevant Contingent Coupon Payment will not be payable. Similarly, if the Final Price declined as of the Final Valuation Date below the Principal Barrier Price, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the Closing Price of the Reference Stock prior to the Final Valuation Date. Although the actual price of the Reference Stock at other times during the term of the notes may be higher than its Closing Price on a Coupon Determination Date, the payments on the notes will not benefit from the Closing Price of the Reference Stock at any time other than the Coupon Determination Dates.

Reference Asset Risks

The notes will be subject to single stock risk.

The price of the Reference Stock can rise or fall sharply due to factors specific to that Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

There will be limited anti-dilution protection.

For certain events affecting shares of the Reference Stock, such as stock splits or extraordinary dividends, the calculation agent may make adjustments which may adversely affect any payments on the notes. However, the calculation agent is not required to make an adjustment for every corporate action which affects the price of the Reference Stock. If an event occurs that does not require the calculation agent to adjust the price of the Reference Stock, the market value of the notes and the amount due on the notes may be materially and adversely affected.

Conflicts of Interest

Certain business, trading and hedging activities of us, the agent, and our other affiliates may create conflicts with your interests and could potentially adversely affect the value of the notes.

We, the agent, and our other affiliates may engage in trading and other business activities related to the Reference Stock that are not for your account or on your behalf. We, the agent, and our other affiliates also may issue or underwrite other financial instruments with returns based upon the Reference Stock. These activities may present a conflict of interest between your interest in the notes and the interests that we, the agent, and our other affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they adversely affect the price of the Reference Stock or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Moreover, we, the agent and our other affiliates play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and making the assumptions and inputs used to determine the pricing of the notes and the initial estimated value of the notes when the terms of the notes are set. We expect to hedge our obligations under the notes through the agent, one of our other affiliates, and/or another unaffiliated counterparty, which may include any dealer from which you purchase the notes. Any of these hedging activities may adversely affect the price of the Reference Stock and therefore the market value of the notes and the amount you will receive, if any, on the notes. In connection with such activities, the economic interests of us, the agent, and our other affiliates may be adverse to your interests as an investor in the notes. Any of these activities may adversely affect the value of the notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, the agent, one or more of our other affiliates or any unaffiliated counterparty will retain any profits realized in hedging our obligations under the notes even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agent, our other affiliates or any unaffiliated counterparty receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, the agent, our other affiliates or any unaffiliated counterparty will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

There are potential conflicts of interest between you and the calculation agent.

The calculation agent will determine, among other things, the amount of payments on the notes. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine whether a Market Disruption Event affecting the Reference Stock has occurred, make a good faith estimate in its sole discretion of the Closing Price of the Reference Stock if the relevant Coupon Determination Date is postponed to the last possible day, and make certain anti-dilution adjustments with respect to the Reference Stock if certain corporate events occur. See “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Is a Single Reference Stock” and “—Anti-Dilution Adjustments” in the underlying supplement. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will be the calculation agent, potential conflicts of interest could arise. None of us, CIBCWM or any of our other affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

Tax Risks

The tax treatment of the notes is uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” in this pricing supplement, “Material U.S. Federal Income Tax Consequences” in the underlying supplement and “Material Income Tax Consequences—Canadian Taxation” in the prospectus.

General Risks

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Senior Debt Securities—Events of Default” in the accompanying prospectus.

The Bank’s initial estimated value of the notes will be lower than the initial issue price (price to public) of the notes.

The initial issue price of the notes will exceed the Bank’s initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates.

The Bank’s initial estimated value of the notes is only an estimate, which will be determined by reference to the Bank’s internal pricing models when the terms of the notes are set. This estimated value will be based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the price of the Reference Stock, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which the agent or any other party would be willing to buy the notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which the agent or any other party would be willing to buy the notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt.

The internal funding rate to be used in the determination of the Bank’s initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to use the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes would have an adverse effect on the economic terms of the notes, the initial estimated value of the notes on the Trade Date, and any secondary market prices of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The notes will not be listed on any securities exchange and we do not expect a trading market for the notes to develop.

The notes will not be listed on any securities exchange. Although CIBCWM and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop for the notes. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which CIBCWM and/or its affiliates are willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to maturity or automatic call. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to maturity or automatic call.

INFORMATION REGARDING THE REFERENCE STOCK

The information below is a brief description of the Reference Stock. We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information.

Because the Reference Stock is registered under the Securities Exchange Act of 1934 (the “Exchange Act”), the Reference Stock Issuer is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Reference Stock Issuer can be located through the SEC’s website at http://www.sec.gov by reference to the applicable CIK number set forth below.

This document relates only to the notes and does not relate to the securities of the Reference Stock Issuer. None of us, CIBCWM or any of our other affiliates has participated or will participate in the preparation of the Reference Stock Issuer’s publicly available documents. None of us, CIBCWM or any of our other affiliates has made any due diligence inquiry with respect to the Reference Stock Issuer in connection with the offering of the notes. None of us, CIBCWM or any of our other affiliates makes any representation that the publicly available documents or any other publicly available information regarding the Reference Stock Issuer are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this document, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of the Reference Stock, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Reference Stock Issuer could affect the price of the Reference Stock and therefore could affect your return on the notes. Information from outside sources is not incorporated by reference in, and should not be considered part of, this document or the accompanying prospectus, the prospectus supplement or the underlying supplement. The selection of the Reference Stock is not a recommendation to buy or sell shares of the Reference Stock.

Tesla, Inc.

Tesla, Inc. designs, manufactures and sells electric vehicles and electric vehicle powertrain components. The company owns its sales and service network and sells electric powertrain components to other automobile manufacturers. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 1318605. This Reference Stock trades on the Nasdaq Global Select Market under the symbol “TSLA.”

Historical Performance of the Reference Stock

The following graph sets forth daily Closing Prices of the Reference Stock for the period from January 1, 2017 to May 26, 2022. On May 26, 2022, the Closing Price of the Reference Stock was $707.73. We obtained the Closing Prices below from Bloomberg L.P. (“Bloomberg”) without independent verification. The historical performance of the Reference Stock should not be taken as an indication of its future performance, and no assurances can be given as to the price of the Reference Stock at any time during the term of the notes, including the Coupon Determination Dates. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your investment.

Historical Performance of the Reference Stock

Source: Bloomberg

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a brief summary of the material U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is both qualified and supplemented by (although to the extent inconsistent supersedes) the discussion entitled “Material U.S. Federal Income Tax Consequences” in the underlying supplement, which you should carefully review prior to investing in the notes. It applies only to those U.S. Holders who are not excluded from the discussion of United States Taxation in the accompanying prospectus.

The U.S. federal income tax considerations of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If this treatment is respected, you should generally recognize capital gain or loss upon the sale, exchange, redemption or payment upon maturity in an amount equal to the difference between the amount you receive in such transaction and the amount that you paid for your notes. Such gain or loss should generally be treated as long-term capital gain or loss if you have held your notes for more than one year. Although the tax treatment of the Contingent Coupon Payments is unclear, we intend to treat any Contingent Coupon Payments, including on the Maturity Date or upon an automatic call, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

The expected characterization of the notes is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. It is possible that the IRS would seek to characterize the notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying underlying supplement. For a more detailed discussion of certain alternative characterizations with respect to the notes and certain other considerations with respect to an investment in the notes, you should consider the discussion set forth in “Material U.S. Federal Income Tax Consequences” of the underlying supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act; and (f) is not an entity in respect of which the Issuer is a “specified entity” for purposes of the Hybrid Mismatch Proposals, as defined below (a “Non-Resident Holder”). For these purposes, a “specified shareholder” generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis, and an entity in respect of which the Issuer is a ”specified entity” generally includes (i) an entity that is a specified shareholder of the Issuer (as defined above), (ii) an entity in which the Issuer (either alone or together with entities with whom the Issuer is not dealing at arm’s length for purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own a 25% or greater equity interest, and (iii) an entity in which an entity described in (i) (either alone or together with entities with whom such entity is not dealing at arm’s length for purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own a 25% or greater equity interest. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

For greater certainty, this summary takes into account all specific proposals to amend the Canadian Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, including the proposals released on April 29, 2022 with respect to “hybrid mismatch arrangements” (the “Hybrid Mismatch Proposals”). This summary assumes that no amount paid or payable to a holder described herein will be the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of proposed paragraph 18.4(3)(b) of the Canadian Tax Act contained in the Hybrid Mismatch Proposals. Investors should note that the Hybrid Mismatch Proposals are in consultation form, are highly complex, and there remains significant uncertainty as to their interpretation and application. There can be no assurance that the Hybrid Mismatch Proposals will be enacted in their current form, or at all.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of the notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

CIBCWM will purchase the notes from CIBC at the price to public set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the notes directly to investors. CIBCWM or other registered broker-dealers will offer the notes at the price to public set forth on the cover page of this pricing supplement. CIBCWM will not receive any commission in connection with the distribution of the notes.

CIBCWM is our affiliate, and is deemed to have a conflict of interest under FINRA Rule 5121. In accordance with FINRA Rule 5121, CIBCWM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

The Bank may use this pricing supplement in the initial sale of the notes. In addition, CIBCWM or another of the Bank’s affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless CIBCWM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by CIBCWM in a market-making transaction.

While CIBCWM may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. The price that it makes available from time to time after the Original Issue Date at which it would be willing to repurchase the notes will generally reflect its estimate of their value. That estimated value will be based upon a variety of factors, including then prevailing market conditions, our creditworthiness and transaction costs. However, for a period of approximately three months after the Trade Date, the price at which CIBCWM may repurchase the notes is expected to be higher than their estimated value at that time. This is because, at the beginning of this period, that price will not include certain costs that were included in the initial issue price, particularly our hedging costs and profits. As the period continues, these costs are expected to be gradually included in the price that CIBCWM would be willing to pay, and the difference between that price and CIBCWM’s estimate of the value of the notes will decrease over time until the end of this period. After this period, if CIBCWM continues to make a market in the notes, the prices that it would pay for them are expected to reflect its estimated value, as well as customary bid-ask spreads for similar trades. In addition, the value of the notes shown on your account statement may not be identical to the price at which CIBCWM would be willing to purchase the notes at that time, and could be lower than CIBCWM’s price. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Original Issue Date.

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s initial estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The Bank’s initial estimated value does not represent a minimum price at which CIBCWM or any other person would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the notes will be determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates” in this pricing supplement.

The Bank’s initial estimated value of the notes will be lower than the initial issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the initial issue price of the notes. These costs include the selling commissions paid to CIBCWM and other affiliated or unaffiliated dealers, the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Additional Risk Factors—The Bank’s initial estimated value of the notes will be lower than the initial issue price (price to public) of the notes” in this pricing supplement.